UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

Special Shareholders’ Meeting

Call Notice

The shareholders of Telefônica Brasil S.A. (“Company”) are hereby called to attend the Special Shareholders’ Meeting of the Company to be held at 11:00 a.m. of March 12, 2015, at the Company’s headquarters, located at Avenida Eng. Luiz Carlos Berrini, nº 1376, 19º floor, Room 35, Cidade Monções neighborhood, in the Capital of the State of São Paulo, in order to consider and resolve on the following matters of the agenda:

(i)    Approve the amendment to Article 5, caput, of the Company's Bylaws, which deals with capital stock, to reflect the new number of shares that compose the capital stock of the Company, due to cancellation of 251,440 (two hundred, fifty-one thousand, four hundred and forty) common shares and 2,081,246 (two million, eighty-one thousand, two hundred and forty-six) preferred shares issued by the Company and held in treasury, as decided by the Board of Directors at a meeting held on February 24, 2015; and

(ii)   Approve the consolidated Bylaws.

GENERAL INSTRUCTIONS:

(i)         According to Article 12 of the Bylaws, the shareholders allowed to participate and vote in the Shareholders’ Meeting are those registered as holder of shares in the Company’s records up to seventy-two (72) hours before the date scheduled for said Meeting.

(ii)        Aiming to provide greater speed and efficiency to the works of the Meeting pursuant to Paragraph 2 of Article 12 of the Bylaws, the powers of attorney granted for the representation of shareholders in the Meeting shall be deposited at the Company's headquarters, at Avenida Eng. Luiz Carlos Berrini, nº 1376, 28º floor, Cidade Monções neighborhood, in the Capital of the State of São Paulo, telephone: (+55 11 3430-3687), during business days, from Monday to Friday, from 9 am to 6 pm, and until 11:00 a.m. of March 10, 2015. Such powers of attorney shall contain special authorities and be accompanied by certified copies of the bylaws and corporate documents proving the representation of the corporate entity shareholder, as well as identity card (RG) and CPF of the legal representatives, being the investment funds also required to present a certified copy of the respective regulation, accompanied by the relevant representation documents. Documents issued abroad in foreign language must be notarized, consularized, translated into Portuguese and have their translations registered in the Registry of Deeds and Documents (Registro de Títulos e Documentos).

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4

Special Shareholders’ Meeting

Call Notice

(iii)       Individual shareholders shall present their identity card (RG) and CPF.

(iv)       Shareholders participating of Fungible Custody of Registered Shares of the Stock Exchange (Custódia Fungível de Ações Nominativas da Bolsa de Valores) shall present a statement containing the respective equity interest, issued by the custodian agent from March 10, 2015, including.

(v)       The documents related to the agenda of the meeting, including Annex 11 to CVM Instruction nº 481/2009, are available to the shareholders at the Company’s headquarters, and can also be viewed on the website of Comissão de Valores Mobiliários – CVM (www.cvm.gov.br), of BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) and of the Company (www.telefonica.com.br/ir).

São Paulo, February 25, 2015.

Antonio Carlos Valente da Silva

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 24, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director